GRAND TOYS INTERNATIONAL LIMITED

  Room UG 202, Floor UG2,

 Chinachem Plaza

77 Mody Road, Tsimshatsui East,

Kowloon, Hong Kong

  (NASDAQ: GRIN)

 www.grand.com

CONTACT:

David J. Fremed

Chief Financial Officer

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES IMPROVED FINANCIAL RESULTS FOR THE SIX MONTHS ENDING JUNE 30, 2006

Hong Kong – January 10, 2007.  Grand Toys International Limited (Nasdaq: GRIN) today announced its financial results for the six months ended June 30, 2006.  Net sales for the six months ended June 30, 2006 were $62.7 million, as compared to net sales of $50.5 million for the comparable prior-year period, representing a 24% increase in net sales.  EBITDA, defined as earnings before interest, taxes, depreciation and amortization, for the six months ended June 30, 2006 was $3.1 million, as compared to $1.3 million for the six months ended June 30, 2005. The reported net loss for the six months ended June 30, 2006 was $2.7 million, or $0.16 per ADS, after the non-cash dividend on preference shares of $1.4 million; as compared to a net loss for the six month period ended June 30, 2005 of $3.3 million, or $0.20 per share, after the non-cash dividend of $1.2 million.   Because of the timing of various acquisitions, operating results from International Playthings, Inc., our New Jersey based subsidiary, were only included for four months in the 2005 period and the operating results of Eastern Raiser Printing Company Limited, based in the PRC, were only included for five months in the 2005 period., while operating results of the full six months of 2006 are included in the 2006 period for both subsidiaries.

Jeff Hsieh, Chairman and Chief Executive Officer of Grand, stated, “We are very pleased with the improving financial performance of Grand.  Grand’s results for the first half of 2006 show the significant positive impact that our 2005 acquisitions of International Playthings, Hua Yang and Kord had on our Company.  With the previously mentioned restructuring that we announced in the latter part of 2006, we will continue our efforts to reduce risk, minimize costs and seek to improve the Company’s profitability.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005.  Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods.  Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years.  Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.  (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.

Balance Sheet Data: ($ in 000’s)	June 30, 2006	December 31, 2005
	(unaudited)	(audited)
Total assets	$125,926	$118,628
Working capital (deficit)	(188)	4,751
Total shareholders’ equity	46,675	48,662

CONSOLIDATED STATEMENTS OF OPERATIONS

(in 000’s except per share data)

 (unaudited)

Six Months Ended June 30,
	2006	2005

Net sales	$62,672	$50,514
Cost of goods sold	46,333	37,925
Gross profit	16,339	12,589
Gross profit %	26.1%	24.9%

Operating expenses, net	16,186	13,903
Operating income (loss)	153	(1,314)
Operating income (loss) %	0.2%	(2.6%)

Interest expense, net	1,231	737
Loss before taxes	(1,078)	(2,051)
Income tax expense	179	103
Loss from continuing operations	(1,257)	(2,154)
(Loss) from continuing operations %	(2.0%)	(4.3%)

Dividends	(1,395)	(1,160)

Net loss available to ADS holders	$(2,652)	$(3,314)

(Loss) earnings per ADS:
Basic	$(0.16)	$(0.20)
Diluted	(0.16)	(0.20)

Weighted average ADS outstanding:
Basic	16,311	16,196
Diluted	48,263	18,538

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization.  All references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of Earnings before interest, taxes, amortization and depreciation
(EBITDA) ($ in 000’s):
	Six months ended June 30,
	2006	2005
Net earnings	$(2,652)	$(3,314)
Dividends	1,395	1,160
Interest expense, net	1,231	737
Income tax expense	179	103
Depreciation and amortization in general and
administrative expenses	1,186	1,036
Depreciation and amortization in cost of goods sold	1,780	1,606
EBITDA	$3,119	$1,328